Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

October 10, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy

Re:	Boxwood Merger Corp. Draft Registration Statement on Form S-1 Submitted August 28, 2018 CIK No. 0001751143

Dear Mr. Killoy:

On behalf of Boxwood Merger Corp. (the “Company”), we are hereby responding to the letter, dated September 24, 2018 (the “Comment Letter”), from the Division of Corporation Finance, Office of Beverages, Apparel and Mining (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted on August 28, 2018 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) with the Commission, today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Draft Registration Statement on Form S-1 submitted August 28, 2018

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company hereby confirms that it will supplementally provide to the Staff, in care of Mr. Killoy, copies of all written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

United States Securities and Exchange Commission

Division of Corporation Finance

October 10, 2018

2.	We note your disclosure on page 2 that you expect that Macquarie Capital (USA) Inc. will be one of the underwriters of your offering. As Macquarie is also a sponsor, please tell us whether Macquarie Capital (USA) Inc. plans to make a market in the company’s securities.

Response: The Company supplementally advises the Staff that Macquarie Capital (USA) Inc. has informed the Company that it does not plan to make a market in any of the Company’s securities.

Exhibits

3.	Please file the business combination marketing agreement entered into with the underwriters. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company supplementally advises the Staff that it no longer intends to enter into a business combination marketing agreement with the underwriters, and has revised the Registration Statement accordingly.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Boxwood Merger Corp.

Alan I. Annex, Esq.